Dyadic International, Inc.
140 Intracoastal Pointe Drive
Suite 404
Jupiter, FL 33477
February 12, 2019
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628

Attention:	Amanda Ravitz
Assistant Director
Division of Corporate Finance
Office of Manufacturing and Construction

Re:	Dyadic International, Inc.
Registration Statement on Form 10
File No. 000-55264 (the “Registration Statement”)
Dear Sirs:
Pursuant to Section 12(g)(1) promulgated under the Securities Exchange Act of 1934, as amended, Dyadic International, Inc. hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 4:00 p.m., Eastern Time, on February 12, 2019, or as soon thereafter as practicable.
Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Cahill Gordon & Reindel LLP, attention: Kimberly C. Petillo-Decossard at (212) 701-3265.

Very truly yours,

DYADIC INTERNATIONAL, INC.

By:	/s/ Ping W. Rawson
Ping W. Rawson
Chief Accounting Officer

cc:	Edward M. Kelly
Asia Timmons-Pierce